TO: SECURITIES EXCHANGE COMMISSION

82-34

Santos

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile:: 08 8218 5633

To: Company Announcements Office
Australian Stock Exchange Ltd

From: Company Secretary



Date: 17 March 2006

Subject: Listing Rule 3.13.1 : Date of Annual General Meeting

Santos Ltd confirms that, as previously announced to the market on 23 February 2006, the Company's Annual General Meeting will be held at the Festival Theatre at the Adelaide Festival Centre, King William Road, Adelaide, South Australia on Thursday 4 May 2006 at 10.00 am.

W.J. Glanville
Company Secretary

3/22

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Dean Bowman
+61 8 8218 5150 / +61 (0) 409 969 289
dean.bowman@santos.com

17 March 2006

Santos Dividend Reinvestment Plan (DRP)

On 23 February 2006 Santos announced a fully franked final dividend of twenty cents per share would be paid on 31 March 2006 to shareholders on record as at 6 March 2006.

It also announced that the DRP would be in operation for this dividend and DRP shares would be issued at the arithmetic average of the daily weighted average market price ("average market price") over a period of 7 business days commencing on the business day after the dividend record date with no discount to apply.

This notification is to advise that the DRP average market price is $11.165814.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+ 61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

17 March 2006

Santos Announces Extension of CEO Contract

Santos Limited's Chairman, Mr Stephen Gerlach, today announced the extension of the terms of employment for the Company's Managing Director and Chief Executive Officer, Mr John Ellice-Flint.

"The Board is delighted that John has agreed to extend his commitment to the Company. John and his management team have delivered record results over the last year and significantly increased the returns to shareholders over his 5 years as Managing Director and Chief Executive Officer. The Board looks forward to working with John to further build upon the Company's growth strategy over the coming years."

Mr Ellice-Flint joined Santos in December 2000.

In announcing details of Mr Ellice-Flint's remuneration package, Mr Gerlach confirmed that the Board had sought external expert advice to set a package that was competitive and set at a level necessary and reasonable to secure the services of a Managing Director and Chief Executive Officer of a top 50 Australian company with international oil and gas operations.

Mr Gerlach emphasised that while Mr Ellice-Flint was engaged under an evergreen contract in 2000, Mr Ellice-Flint's original remuneration arrangements had effectively expired in December 2005 and that the package being proposed was intended to cover the period from January 2006 until at least August 2009.

Mr Gerlach also noted that a significant proportion of the total potential remuneration was "at risk" and subject to the performance of the Company and achievement of appropriate increase in shareholder wealth.

Remuneration Package

The details of the package for 2006 are as follows:

- Base salary of $1.5 million, to be reviewed annually thereafter.
- A short term incentive the same as under Mr Ellice-Flint's original arrangement that enables a maximum of 150% of Base Salary to be earned for exceeding quantitative and qualitative performance targets agreed with the Board at the beginning of each financial year. In addition, 50% of the actual short term incentive awarded in each year would be invested in Santos shares which are to be held for a further period of 2 years.
- Participation in Santos' senior executive Long Term Incentive arrangements, similar to the grants made to Mr Ellice-Flint upon his appointment in 2000. Mr Ellice-Flint will, subject to receiving shareholder approval at the 2006 AGM, receive an offer of options under the Santos Executive Share Option Plan, which will be subject to the same

performance hurdles that apply to other executives. These measure the Company's relative Total Shareholder Return (TSR) performance against the ASX 100 (as to 50% of the options) and a basket of Australian and International Exploration and Production companies (as to the remaining 50% of the options).

The options will be subject to the following performance and vesting periods:

- 500,000 options which will vest no earlier than 26 August 2007 (noting options under existing circumstances would have been submitted to shareholders for approval at the 2005 AGM but were held over as a result of the overall remuneration review undertaken by the Board);
- 1,000,000 options which will vest no earlier than 26 August 2008; and
- 1,000,000 options which will vest no earlier than 26 August 2009.

If the performance conditions are not met on the dates set out above, they will be retested during the following 12 months (for that extended period). If the condition has not been met at that time, the options will lapse.

If approved at the 2006 AGM, the options will be granted at no cost to Mr Ellice-Flint but will, if capable of being exercised, require the payment of the exercise price of $11.36 per option exercised (being the weighted average of the Company's share price over the 10 day period up to and including 9 March 2006).

Termination of Employment

- Under his existing contract, Mr Ellice-Flint must give the Company 3 months' notice of his intention to resign.
- The existing contract also provides that where the Company terminates his employment, other than for cause, Mr Ellice-Flint will be entitled to a payment equal to 2 years' notice. This is to be amended so that, for both the Company and Mr Ellice-Flint as from 1 January 2008, the notice period is reduced to 12 months.
- The superannuation arrangements put into place when Mr Ellice-Flint was appointed in 2000 have, as a result of current tax laws, proven costly and tax inefficient for both the Company and Mr Ellice-Flint and will become increasingly costly to the Company over time. The Company required superannuation contribution in 2005 was $637,000 and that cost will escalate since Mr Ellice-Flint has attained the age of 55 years. As a result, it has been agreed to vary these arrangements. His existing benefits will be frozen and in place of the future benefits he will forego, the Company will seek shareholder approval to provide him with an annual loan of $500,000 to acquire Santos shares which are to be held until he ceases to be employed or other arrangements are agreed with the Board. The loan will be interest free and will be forgiven by the Board after 3 years or such other period as the Directors determine. The cost to the Company of these arrangements will be, effectively, $1 million per annum. If this is approved, Mr Ellice-Flint's current superannuation arrangements will be limited at 2.76 times his Base Salary on retirement.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)